Exhibit 99.1

BIT Mining Increases Investment in Ohio Cryptocurrency Mining Site

AKRON, Ohio, United States, October 18, 2021 – BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”), a leading technology-driven cryptocurrency mining company, today announced that it has strengthened its collaboration with Viking Data Centers, LLC (“Viking Data Centers”). The Company will increase its investment in the Ohio cryptocurrency mining data center (the “Ohio Mining Site”), which is being jointly developed with Viking Data Centers, to add up to 65 megawatts (“MW”) of power capacity in addition to the 85MW per the original design, bringing the Ohio Mining Site’s total planned power capacity up to 150MW.

As previously announced, the Company entered into an agreement with Viking Data Centers on September 22, 2021 to jointly develop the Ohio Mining Site. BIT Mining decided to strengthen its collaboration with Viking Data Centers and increase the Ohio Mining Site’s size and total power capacity based on the Company’s assessment of the current business and regulatory environment, as well as the strength of the Ohio Mining Site development team and the project’s anticipated cost efficiency. The Ohio Mining Site is planned to be completed by March 2022.

BIT Mining will increase its investment by approximately US$11.0 million (the “Increased Investment”), US$9.8 million of which will be paid in cash and the remaining US$1.2 million, payable to Viking Data Centers will be settled either in cash, or in the form of Class A ordinary shares, par value US$0.00005 per share of the Company, at the Company’s discretion. Upon the successful execution of the Increased Investment, the Company’s equity interest in the Ohio Mining Site will be increased to 55%, and Viking Data Centers will hold the remaining 45%. The Increased Investment will fund the buildout of the 65MW of additional power capacity. This will be developed in two phases, with 25MW in the first phase and 40MW in the second. The parties currently expect to reach these power capacity milestones by February 15, 2022 and March 31, 2022, respectively.

The transactions contemplated by the Increased Investment are subject to customary closing conditions.

The Company intends to devote more resources to developing the Ohio Mining Site, in light of its better cost control and operational efficiency. The Company has also terminated its Texas cryptocurrency mining data center cooperation with Dory Creek, LLC, and will limit power capacity at its Kazakhstan cryptocurrency mining data center to 40MW, to optimize the cost-effectiveness of its data center deployment. Upon completion of the cryptocurrency mining data centers in Ohio and Kazakhstan, BIT Mining expects that, by March 2022, its cryptocurrency mining machines will have access to a total power capacity of up to 190MW.

“The progress made to date with our global expansion strategy has been very encouraging,” commented Mr. Xianfeng Yang, CEO of BIT Mining. “Our multi-site approach and geographic diversification has provided us with greater flexibility to shift resources and capitalize on regions with more favorable market dynamics, and over time, generate greater returns for stakeholders. We will continue to execute on our plan, investing in technology, innovation and high-quality mining resources around the world, while building a strong foundation across the cryptocurrency ecosystem.”

Additional Recent Updates

The Company recently entered into a strategic alliance with the Hong Kong University of Science and Technology (HKUST), one of Asia’s elite science and technology research institutions. The Company expects the alliance to provide it with access to cutting-edge research, and over time, help propel the overall development of the blockchain industry. As part of the alliance, BIT Mining will provide internship programs for HKUST students, enhancing its talent pool with the potential industry leaders of tomorrow.

The Company recently invested in PTE Inc., a blockchain gaming company. PTE Inc. specializes in developing high quality blockchain-based games, providing gamers with non-fungible tokens (NFT) as in-game rewards. PTE Inc. is best known for its self-developed title, Idle Mystic, the world’s first 3D NFT game, which has gained over 60,000 players since its launch in August 2021. In line with its technology-driven mandate, the Company will continue to search for investment opportunities to strengthen its leading position.

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, BCH, ETH and LTC. The Company has also entered into a definitive agreement to acquire a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, to complete the Company's vertical integration with its supply chain, increase its self-sufficiency and strengthen its competitive position.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause BIT Mining's actual results to differ materially from those indicated in the forward-looking statements include, among others: the formation of the JV, the joint development and operation of the Ohio Mining Site, and the execution and anticipated benefits of BIT Mining’s growth strategy, including the transactions contemplated under the Agreements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited
ir@btc.com
Ir.btc.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: BITMining@thepiacentegroup.com